June 27, 2025

Mr. Jeff Foor
Ms. Mindy Rotter
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Allspring Funds Trust, File Nos. 333-287668 and 811-09253 (the “Registrant”)

Dear Mr. Foor and Ms. Rotter:

On behalf of the Registrant, I am responding to Ms. Rotter’s accounting comments delivered via telephone on June 24, 2025, and Mr. Foor’s disclosure comments delivered via telephone on June 24, 2025, to the registration statement initially filed May 30, 2025, on Form N-14, accession no. 0001081400-25-000246 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (each, a “Merger”) of (1) Allspring Adjustable Rate Government Fund by Allspring Ultra Short-Term Income Fund, (2) Allspring Discovery Small Cap Growth Fund by Allspring Emerging Growth Fund and (3) Allspring Large Company Value Fund by Allspring Special Large Cap Value Fund (each, a “Fund,” and together, the “Funds”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”) and a Merger Statement of Additional Information (the “Merger SAI”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Information Statement and/or Merger SAI referenced above.

Disclosure Comments:

The following comments relate to the Prospectus/Information Statement

Comment 1:
All Mergers - You requested that we confirm via correspondence whether any previously waived fees for the Acquiring Funds are subject to recoupment.

Response 1:
Previously waived expenses of the Acquiring Funds are not subject to recoupment.

Comment 2:
Discovery Small Cap Growth Fund Merger - You requested that we narratively describe the difference in the strategies of the Target Fund and Acquiring Fund relating to investment in foreign securities in the “Investment Objective and Strategy Comparison” sub-section of the section entitled MERGER SUMMARY.

Response 2:
The requested disclosure has been added.

Comment 3:
Discovery Small Cap Growth Fund Merger - In the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY, you requested that we amend the disclosure describing the differences in the Funds’ annual fund operating expenses on both a gross and a net basis to properly describe the differences shown in the fee table included in this section.

Response 3:
The requested update has been made.

Accounting Comments:

The following comments relate to the Prospectus/Information Statement

Comment 1:
Discovery Small Cap Growth Fund Merger - You commented that the financial statements for the Discovery Small Cap Growth Fund are stale, which renders the filing ineligible for automatic effectiveness under Rule 488. In this regard, you asked that we confirm in correspondence that (1) a delaying amendment will be filed removing the filing from automatic effectiveness and (2) the most recent financial statements will be included in an amended registration statement filing along with a consent of the Funds’ independent auditors.  The staff reminds the Registrant that the Emerging Growth Fund will be stale as of July 3, 2025, and will need to be updated in the registration statement should the effectiveness go beyond July 3rd.

Response 1:
We confirm that the Registrant filed a delaying amendment on June 24, 2025, removing the filing from the automatic effectiveness of Rule 488 and we confirm that the most recent financial statements will be included in an amended registration statement filing along with a consent from the Funds’ independent auditors.

Comment 2:
All Mergers – You requested that we confirm via correspondence that the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Response 2:
We confirm the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Comment 3:
All Mergers - You requested that we confirm via correspondence whether any previously waived fees for the Target Funds are subject to recoupment.

Response 3:
We confirm that previously waived fees of the Target Fund are not subject to recoupment.

Comment 4:
Discovery Small Cap Growth Fund Merger - You requested that, in connection with the inclusion of the most recent financial statements for the Discovery Small Cap Growth Fund, we include the financial highlights from those financial statements in the prospectus/information statement.

Response 4:
The requested change has been made.

Comment 5:
All Mergers - In the section entitled PRO FORMA CAPITALIZATION, you requested that we explain in correspondence the nature of the adjustments reflected and that we include a footnote on the table describing the adjustments.

Response 5:
The adjustments reflected for Total Net Assets relate to the exchange of Target Fund Administrator Class shares for Acquiring Fund Institutional Class Shares as described for fully throughout the Merger Summary section where appropriate. The adjustments reported for Total Shares Outstanding reflect the conversion of respective Target Fund shares into the shares of the respective Acquiring Fund. We have added footnotes to the Pro Forma Capitalization table describing these adjustments.

Comment 6:
All Mergers - In the section entitled PRO FORMA CAPITALIZATION, you requested that we confirm the values included for “Total Shares Outstanding” and update if required to correct.

Response 6:
The values have been reviewed, and the required changes have been made.

Comment 7:
Special Large Cap Value Fund Merger - In reference to the section entitled PRO FORMA CAPITALIZATION, you requested that we explain in correspondence the large increase in net assets for the Fund’s Class R6 shares included in the table from the amount reported in the Fund’s semi-annual report for period ended January 31, 2025.

Response 7:
The increase in net assets is the result of subscriptions made into the Fund’s Class R6 shares since January 31, 2025.

The following comments relate to the Merger SAI

Comment 8:
Adjustable Rate Government Fund Merger - In the Merger SAI, in the section entitled SUPPLEMENTAL FINANCIAL INFORMATION, you noted that we include disclosure indicating that with respect to each Merger, the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. You further noted that the disclosure included within the Prospectus/Information Statement indicates that the Adjustable Rate Government Fund expects to sell a substantial portion of its portfolio securities in connection with repositioning its portfolio in anticipation of the Merger. You asked us to add this disclosure to this section in an amended Merger SAI to be included in an amended registration statement filing. Lastly, you asked that we explain in correspondence the amount of securities that are expected to be disposed of in connection with the Merger and the reason for such sales.  In connection with these expected sales and citing footnote twelve of the 2010-11 Audit Risk Alert (American Institute of Certified Public Accountants (AICPA), "Investment companies industry developments, 2010/11; Audit risk alerts" (2010). Industry Guides (AAGs), Risk Alerts, and Checklists.), you asked that we consider whether a Schedule of Investments should be included as part of this section in an amended Merger SAI.

Response 8:
The requested disclosure amendment has been made in this section of the Merger SAI. Based on a current assessment of the securities held in the Adjustable Rate Government Fund, it is expected that as much as 60% to 75% of the Fund’s portfolio may be sold in anticipation of the Merger. The reason for these securities sales is to ensure that following the Merger the Acquiring Fund’s holdings in U.S. Government securities do not exceed preferred allocations given that the Adjustable Rate Government Fund is currently made up entirely of U.S. government securities. Given this level of expected securities sales, we do not believe a Schedule of Investments identifying which securities are expected to be sold would be helpful to shareholders and so have not included such a Schedule in the Merger SAI.

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The Registrant will file an amended Prospectus/Information Statement on June 27, 2025. Such filing will incorporate your comments, where applicable, as outlined in this letter, and make other non-material changes. The Registrant will request that the SEC staff declare this filing effective on July 1, 2025.

Please feel free to call me on (857) 990-1101 if you have any questions or comments on this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Managing Counsel
ALLSPRING GLOBAL INVESTMENTS